EXHIBIT 99.1

STEALTHGAS INC. Reports Second Quarter and Six Months 2014 Financial and Operating Results

ATHENS, Greece, Aug. 28, 2014 (GLOBE NEWSWIRE) -- STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the second quarter and six months ended June 30, 2014.

Second Quarter 2014 Results:

  Revenues for the three months ended June 30, 2014 amounted to $31.9 million, an increase of $1.6 million, or 5.28%, compared to revenues of $30.3 million for the three months ended June 30, 2013, primarily due to the higher number of vessels in the 2014 period.
  Voyage expenses and vessels' operating expenses for the three months ended June 30, 2014 were $3.5 million and $10.7 million, respectively, compared to $4.6 million and $8.7 million for the three months ended June 30, 2013. The $1.1 million decrease in voyage expenses was primarily due to the lower number of vessels under spot charters in the 2014 period. The $2.0 million increase in operating expenses was primarily the result of the increase in the number of vessels that operated in the 2014 period, including the five vessels that were added to the fleet in 2013.
  Drydocking Costs for the three months ended June 30, 2014 were $0.1 million mainly relating to the vessel that was drydocked during the previous quarter as no more vessels were drydocked during the period, compared to three vessels that were drydocked during the same period last year at a cost of $0.9 million.
  Depreciation for the three months ended June 30, 2014, was $8.4 million, a $0.9 million increase from $7.5 million for the same period of last year. This increase was due to the additional depreciation for seven vessels joining the fleet from the second quarter of last year until the second quarter of 2014.
  Income from operations for the three months ended June 30, 2014 was $7.1 million compared to $6.9 million for the same period last year, an increase of $0.2 million or 2.9%.
  Interest and finance costs for the three months ended June 30, 2014 were $2.6 million compared to $2.0 million for the same period last year. The increase in interest and finance costs was due to a combination of an increase in commitment costs and higher outstanding loan balances due to the additional financing to partly fund the vessels that joined our fleet.
  As a result of the above, the Company had net income for the three months ended June 30, 2014 of $4.7 million, compared to net income of $5.1 million for the three months ended June 30, 2013. The average number of shares outstanding as of June 30, 2014 increased to 38.2 million compared to 28.3 million for the same period of last year, due to the offering of 7.9 million shares in February and May of 2014. Earnings per share for the three months ended June 30, 2014 amounted to $0.12 compared to $0.18 for the same period of last year.
  Included in the second quarter 2014 results are net losses from interest rate derivative instruments of $0.07 million. Interest paid on interest rate swap arrangements amounted to $0.41 million, or $0.01 per share and gains from change in fair value of the same arrangements amounted to $0.34 million. Adjusted net income was $4.4 million or $0.12 per share for the three months ended June 30, 2014 compared to $4.4 million or $0.16 per share for the same period last year.
  EBITDA for the three months ended June 30, 2014 amounted to $15.8 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.
  An average of 43.3 vessels was owned by the Company during the three months ended June 30, 2014, compared to 38.1 vessels for the same period of 2013. As of today, charter coverage for the fleet is 72% through to the end of 2014 and 52% for 2015.
  As of June 30, 2014, cash and cash equivalents amounted to $133.7 million and total debt to $367.0 million. During the six months ended June 30, 2014 debt repayments amounted to $20.7 million.

Six Months 2014 Results:

  Revenues for the six months ended June 30, 2014, amounted to $65.8 million, an increase of $6.1 million, or 10.22%, compared to revenues of $59.7 million for the six months ended June 30, 2013, primarily due to the higher number of vessels in our fleet in the 2014 period.
  Voyage expenses and vessels' operating expenses for the six months ended June 30, 2014 were $6.6 million and $21.3 million, respectively, compared to $8.1 million and $16.7 million for the six months ended June 30, 2013. The $3.1 million increase in voyage and operating expenses was primarily due to the higher number of vessels that operated in the 2014 period and on the portion of the fleet operating now in Latin America, where crew and other operating costs are higher.
  Drydocking Costs for the six months ended June 30, 2014 were $0.5 million as one of our vessels was drydocked during the period, compared to four vessels that were drydocked during the same period last year at a cost of $1.4 million.
  Depreciation for the six months ended June 30, 2014, was $16.4 million, a $1.6 million increase from $14.8 million for the same period of last year. This increase was due to the higher number of vessels in our fleet in the 2014 period.
  Income from operations for the six months ended June 30, 2014 was $16.8 million compared to $15.3 million for the same period last year, an increase of $1.5 million or 9.8%.
  Interest and finance costs for the six months ended June 30, 2014 were $4.6 million compared to $4.1 million for the same period last year. The increase in interest and finance costs was due to a combination of an increase in commitment costs and larger outstanding loan balances.
  As a result of the above, the Company had net income for the six months ended June 30, 2014 of $12.3 million, compared to net income of $11.5 million for the six months ended June 30, 2013. The average number of shares outstanding as of June 30, 2014 increased to 36.0 million compared to 24.4 million for the same period of last year, due to the offerings of a total of 7.9 million shares in February and May of 2014. Earnings per share for the six months ended June 30, 2014 amounted to $0.34 compared to $0.47 for the same period of last year.
  Included in the first six months of 2014 results are net gains from interest rate derivative instruments of $0.14 million. Interest paid on interest rate swap arrangements amounted to $1.01 million, or $0.03 per share and gains from change in fair value of the same arrangements amounted to $0.87 million. Adjusted net income was $11.6 million or $0.32 per share for the six months ended June 30, 2014 compared to $9.8 million or $0.40 per share for the same period last year.
  EBITDA for the six months ended June 30, 2014 amounted to $34.1 million. Reconciliations of Adjusted Net Income and EBITDA to Net Income and Adjusted EBITDA to Adjusted Net Income are set forth below.

An average of 42.7 vessels were owned by the Company during the six months ended June 30, 2014, compared to 37.6 vessels for the same period of 2013.

CEO Harry Vafias commented

As always second and third quarters prove to be challenging ones due to mainly seasonality but also terminals maintenance. In addition we had a couple of vessels finishing long charters in 'exotic' locations and had to be repositioned to find new business. However, we were successful in securing long term charters for three more of our new building vessels, extending to 2022. There is a healthy demand for modern vessels, while overall the market remains stable. The market for older ships operating in the spot market was weaker and as compared to the previous quarter, we had more vessels in the spot market -hence the increase in voyage expenses - seven of our older vessels underperformed while the remaining vessels operated successfully. Although we are continuing with our short term strategy to reduce the number of vessels available in the spot market we are waiting to conclude more period charters in the winter months as the market is firmer and more charterers will be looking to take in ships on period charters. In addition please remember there are approximately 10 million shares more outstanding than the same quarter last year!

In this opportune time, our goal is to modernize and expand the fleet through the optimal use of the proceeds from our recent equity offerings. My family and I have shown our alignment with shareholders interests by participating on the last two private placements! It will take a few quarters to see the effects of our fleet growth, but we have already made significant commitments to increase our fleet from 44 vessels to 61 vessels at a cost of nearly $400 million, most of which will be delivered by Q3 2015. We have committed to expand our fleet by an additional 17 eco newbuilding LPG vessels ordered mainly from Japanese yards and we are making progress in the negotiations with these yards. We expect to announce the plan of action in the near future that will put into good use the proceeds from the latest equity raise. We are in advanced discussions with banks for financing all of these acquisitions with most of them already being committed. Last but not least there is no more need for equity raises since we hold a significant amount of cash and our debt to capital ratio has fallen below 30 percent! We will now focus on taking delivery of all our newbuildings, milking our existing vessels, and taking advantage of the positive demand and supply fundamentals in the LPG space.

Conference Call details:

On August 28, 2014 at 11:00 am ET, the company's management will host a conference call to discuss the results and the company's operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1877 280 3488 (US Toll Free Dial In) or : 0800 279 4843 (UK Toll Free Dial In) Access Code: 8709305.

In case of any problems with the above numbers, please dial +1646 254 3373 (US Toll Dial In), or: +44(0)20 3427 1932 (Standard International Dial In). Access Code: 8709305.

A telephonic replay of the conference call will be available until September 3rd, 2014 by dialing +1 347 366 9565 (US Local Dial In), +44 (0)20 3427 0598 (UK Local Dial In). Access Code: 8709305

Slides and audio webcast:

There will also be a live-and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 40 LPG carriers with a total capacity of 196,758 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire 17 LPG carriers with expected deliveries ranging from 2014 to 2017. Giving effect to the delivery of these acquisitions, StealthGas Inc.'s fleet will be composed of 57 LPG carriers with a total capacity of 315,158 cubic meters (cbm). StealthGas Inc.'s shares are listed on the NASDAQ Global Select Market and trade under the symbol "GASS".

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry dockings, changes in STEALTHGAS INC's operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List and Fleet Deployment
For information on our fleet and further information:
Visit our website at www.stealthgas.com

Fleet Data:

The following key indicators highlight the Company's operating performance during the second quarters ended June 30, 2013 and June 30, 2014.

FLEET DATA	Q2 2013	Q2 2014	6M 2013	6M 2014
Average number of vessels (1)	38.1	43.3	37.6	42.7
Period end number of vessels in fleet	40	44	40	44
Total calendar days for fleet (2)	3,470	3,940	6,800	7,724
Total voyage days for fleet (3)	3,404	3,902	6,711	7,652
Fleet utilization (4)	98.1%	99.0%	98.7%	99.1%
Total charter days for fleet (5)	2,717	3,354	5,506	6,771
Total spot market days for fleet (6)	687	548	1,205	881
Fleet operational utilization (7)	91.7%	92.3%	93.8%	95.2%

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total charter days for fleet are the number of voyage days the vessels in our fleet operated on time or bareboat charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days (excluding commercially idle days) by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before (gain)/loss on sale of assets, impairment loss, loss on derivatives, excluding swap interest paid, and non-cash foreign exchange difference. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide additional information on fleet operational results. We also use EBITDA to assess our liquidity position and believe it represents useful information for investors regarding a company's ability to service and/or incur indebtedness.

(Expressed in United States Dollars,	Second Quarter Ended June 30,		Six Months Period Ended June 30,
except number of shares)	2013	2014	2013	2014
Net Income - Adjusted Net Income
Net income	5,079,926	4,670,438	11,538,583	12,302,516
(Gain) / Loss on derivatives	(190,515)	73,100	(218,600)	142,605
Less swap interest paid	(529,644)	(406,947)	(1,711,400)	(1,013,953)
Unrealized exchange loss/(gain)	8,913	(47)	8,028	(1,136)
Share based compensation	72,957	72,957	145,112	145,112
Adjusted Net Income	4,441,637	4,409,501	9,761,723	11,575,144

Net income - EBITDA
Net income	5,079,926	4,670,438	11,538,583	12,302,516
Plus interest and finance costs incl. swap interest paid	2,561,989	2,975,910	5,764,786	5,648,777
Less interest income	(60,625)	(177,710)	(120,607)	(252,407)
Plus depreciation	7,488,612	8,358,525	14,822,833	16,449,200
EBITDA	15,069,902	15,827,163	32,005,595	34,148,086

Adjusted Net income -Adjusted EBITDA
Adjusted Net Income	4,441,637	4,409,501	9,761,723	11,575,144
Plus interest and finance costs incl. swap interest paid	2,561,989	2,975,910	5,764,786	5,648,777
Less interest income	(60,625)	(177,710)	(120,607)	(252,407)
Plus depreciation	7,488,612	8,358,525	14,822,833	16,449,200
Adjusted EBITDA	14,431,613	15,566,226	30,228,735	33,420,714

EPS - Adjusted EPS
Net income	5,079,926	4,670,438	11,538,583	12,302,516
Adjusted net income	4,441,637	4,409,501	9,761,723	11,575,144
Weighted average number of shares	28,261,359	38,156,519	24,428,259	35,966,350
EPS - Basic and Diluted	0.18	0.12	0.47	0.34
Adjusted EPS	0.16	0.12	0.40	0.32

StealthGas Inc.
Unaudited Consolidated Statements of Income
(Expressed in United States Dollars, except number of shares)
	Quarters Ended June 30,		Six Month Periods Ended June 30,
	2013	2014	2013	2014

Revenues
Revenues	27,822,088	29,423,683	54,835,799	60,874,399
Revenues - related party	2,441,791	2,441,791	4,875,541	4,875,541
Total revenues	30,263,879	31,865,474	59,711,340	65,749,940

Expenses
Voyage expenses	4,243,866	3,065,756	7,349,225	5,766,480
Voyage expenses - related party	373,628	392,122	739,087	805,847
Vessels' operating expenses	7,634,160	9,615,557	14,621,229	19,313,121
Vessels' operating expenses - related party	1,065,421	1,036,684	2,040,760	2,016,454
Drydocking costs	874,490	102,665	1,370,216	465,681
Management fees - related party	1,152,195	1,323,715	2,230,395	2,600,415
General and administrative expenses	559,806	828,303	1,241,401	1,493,420
Depreciation	7,488,612	8,358,525	14,822,833	16,449,200
Total expenses	23,392,178	24,723,327	44,415,146	48,910,618

Income from operations	6,871,701	7,142,147	15,296,194	16,839,322

Other (expenses)/income
Interest and finance costs	(2,032,345)	(2,568,963)	(4,053,386)	(4,634,824)
Gain/(loss) on derivatives	190,515	(73,100)	218,600	(142,605)
Interest income	60,625	177,710	120,607	252,407
Foreign exchange loss	(10,570)	(7,356)	(43,432)	(11,784)
Other expenses, net	(1,791,775)	(2,471,709)	(3,757,611)	(4,536,806)

Net income	5,079,926	4,670,438	11,538,583	12,302,516

Earnings per share
- Basic	0.18	0.12	0.47	0.34
- Diluted	0.18	0.12	0.47	0.34

Weighted average number of shares
-Basic	28,261,359	38,156,519	24,428,259	35,966,350
-Diluted	28,261,359	38,156,519	24,428,259	35,966,350

StealthGas Inc.
Unaudited Consolidated Balance Sheets
(Expressed in United States Dollars)
	December 31,	June 30,
	2013	2014

Assets
Current assets
Cash and cash equivalents	86,218,517	133,687,230
Receivables from related party	104,476	----
Trade and other receivables	4,726,758	3,982,047
Claims receivable	136,867	187,358
Inventories	2,461,093	3,104,683
Advances and prepayments	715,444	650,221
Restricted cash	3,521,902	2,836,782
Total current assets	97,885,057	144,448,321

Non current assets
Advances for vessels under construction and acquisitions	70,577,435	94,847,365
Vessels, net	677,022,902	711,308,939
Other receivables	582,765	58,122
Restricted cash	2,300,000	2,700,000
Deferred finance charges, net of accumulated
amortization of $2,212,091 and $2,526,584	2,616,584	3,432,766
Total non current assets	753,099,686	812,347,192
Total assets	850,984,743	956,795,513

Liabilities and Stockholders' Equity
Current liabilities
Payable to related party	5,941,043	5,983,909
Trade accounts payable	7,973,097	9,720,344
Accrued liabilities	2,880,377	3,279,783
Deferred income	4,735,350	3,152,630
Fair value of derivatives	277,212	91,157
Current portion of long-term debt	41,263,165	45,010,713
Total current liabilities	63,070,244	67,238,536

Non current liabilities
Fair value of derivatives	2,955,755	2,466,473
Other non current liabilities	758,844	2,001,262
Long-term debt	311,605,457	322,018,786
Total non current liabilities	315,320,056	326,486,521
Total liabilities	378,390,300	393,725,057

Commitments and contingencies	----	----

Stockholders' equity
Capital stock	321,273	400,020
Additional paid-in capital	385,088,821	463,379,582
Retained earnings	87,233,820	99,536,336
Accumulated other comprehensive loss	(49,471)	(245,482)
Total stockholders' equity	472,594,443	563,070,456
Total liabilities and stockholders' equity	850,984,743	956,795,513

StealthGas Inc.
Unaudited Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
	Six Month Periods Ended June 30,
	2013	2014

Cash flows from operating activities
Net income for the period	11,538,583	12,302,516

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	14,822,833	16,449,200
Amortization of deferred finance charges	219,624	314,493
Unrealized exchange differences	8,028	(1,136)
Share based compensation	145,112	145,112
Change in fair value of derivatives	(1,930,000)	(871,348)

Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(3,414,297)	1,269,354
Claims receivable	(365,911)	(118,306)
Inventories	(639,455)	(643,590)
Advances and prepayments	(136,739)	65,223
Increase/(decrease) in
Balances with related parties	(3,080,456)	147,342
Trade accounts payable	3,120,696	1,747,247
Accrued liabilities	1,311,942	399,406
Other non current liabilities	140,997	1,242,418
Deferred income	(565,903)	(1,582,720)
Net cash provided by operating activities	21,175,054	30,865,211

Cash flows from investing activities
Insurance proceeds	91,484	67,815
Vessels' acquisitions and advances for vessels under construction	(44,397,877)	(75,005,167)
Decrease in restricted cash account	687,089	285,120
Net cash used in investing activities	(43,619,304)	-74,652,232

Cash flows from financing activities
Net proceeds from common stock issuance	109,183,623	78,224,396
Deferred finance charges	----	(1,130,675)
Customer deposits paid	(280,000)	----
Loan repayments	(18,216,522)	(20,742,816)
Proceeds from long-term debt	----	34,903,693
Net cash provided by financing activities	90,687,101	91,254,598

Effect of exchange rate changes on cash	(8,028)	1,136

Net increase in cash and cash equivalents	68,234,823	47,468,713
Cash and cash equivalents at beginning of year	42,273,000	86,218,517
Cash and cash equivalents at end of period	110,507,823	133,687,230
CONTACT: Company Contact:
         Stavros Papantonopoulos
         Financial Manager
         STEALTHGAS INC.
         011-30-210-6250-001
         E-mail: sp@stealthgas.com